__________________________________________________________________
ARNOLD & PORTER LLP
_________________________________________

Richard E. Baltz
Richard.Baltz@aporter.com
+1 202.942.5124
+1 202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

March 16, 2015

BY EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Ryan Adams

Re:	BorgWarner Inc. (File No. 001-12162)
Preliminary Proxy Materials filed on March 4, 2015
Ladies and Gentlemen:
On behalf of BorgWarner Inc. (the “Company”), we are responding to the Staff’s request for clarification of the last sentence of paragraph 4 on page 48 of the preliminary proxy statement. In response to the Staff’s comment, we will revise the disclosure as follows:
If both Proposal 6 and Proposal 7 are approved, the Company will implement Proposal 6 and not act on Proposal 7. The Company will consider approval of ~~affirmative votes for~~  Proposal 6 as ~~also~~ supporting the implementation of Proposal 6 even if Proposal 7 is approved.  The Company believes that this approach is appropriate because approval of Proposal 6 requires a supermajority vote of stockholders and is necessary to amend the Certificate under Delaware law.  In contrast, approval of Proposal 7 is advisory and non-binding on the board.
The Company will include the revised language in its definitive proxy statement.
The Company has advised us that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Feel free to call the undersigned with any additional questions or comments.

Sincerely,
/s/ Richard E. Baltz
Richard E. Baltz

cc:	John J.Gasparovic
Laurene H. Horiszny